February 5, 2010
Via EDGAR
United States Securities and Exchange Commission
Washington, DC 20549
Attention: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Triple-S Management Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Definitive Proxy Statement filed on Schedule 14A
File No. 001-33865
Dear Mr. Rosenberg:
We have received your letter over our response to your comment letter dated November 18, 2009 regarding our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2009 and September 30, 2009. We appreciate your comments and have included our response in this letter.
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Form 10-Q for the Quarterly Period Ended September 30, 2009
Note 4, Investment in Securities, page 12
Comment 1
Please provide us proposed disclosure which includes the information you included in your response to prior comment five. Specifically include the number of securities by type of equity securities and the amount of gross unrealized losses. Also discuss how the company performed its impairment analysis for each type of equity security and the reasons it believed that impairment was not appropriate. We believe that there is a strong indication of other-than-temporary impairment of investments in equities if cost basis exceeds fair value for a period of six to nine months, or even sooner depending on other specific indicators, absent evidence at the date of filing that a recovery will occur. Other-than-temporary does not mean permanent.
We will include the following disclosure in the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. The proposed disclosure was prepared with information as of September 30, 2009.
“Gross unrealized losses on investment securities and the estimated fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of September 30, 2009 were as follows:

	2009
	Less than 12 months			12 months or longer			Total
		Gross			Gross			Gross
	Estimated	Unrealized	Number of	Estimated	Unrealized	Number of	Estimated	Unrealized	Number of
	Fair Value	Loss	Securities	Fair Value	Loss	Securities	Fair Value	Loss	Securities
Securities available for sale Obligations of government- sponsored enterprises	$59,417	($418)	10	$19,923	($92)	5	$79,340	($510)	15
Obligations of the Commonwealth of Puerto Rico and its instrumentalities	34,022	(770)	16	37,743	(889)	17	71,765	(1,659)	33
Municipal securities	2,681	(125)	3	148	(35)	1	2,829	(160)	4
Corporate bonds	984	(6)	1	14,155	(934)	9	15,139	(940)	10
Residential agency mortgage-backed securities	—	—	—	36	(1)	1	36	(1)	1
Collateralized mortgage obligations	11,067	(291)	4	6,839	(1,238)	10	17,906	(1,529)	14

Total fixed maturities	108,171	(1,610)	34	78,844	(3,189)	43	187,015	(4,799)	77

Common stocks	184	(194)	2	—	—	—	184	(194)	2
Preferred stocks	2,684	(1,317)	1	—	—	—	2,684	(1,317)	1
Perpetual preferred stocks	1,443	(707)	5	746	(635)	1	2,189	(1,342)	6
Mutual funds	20,995	(2,406)	11	10,153	(1,086)	9	31,148	(3,492)	20

Equity securities	25,306	(4,624)	19	10,899	(1,721)	10	36,205	(6,345)	29

Total for securities available for sale	$133,477	($6,234)	53	$89,743	($4,910)	53	$223,220	($11,144)	106

Securities held to maturity
Residential agency mortgage-backed securities	—	—	—	$54	($1)	1	$54	($1)	1

The Company regularly monitors and evaluates the difference between the cost and estimated fair value of investments. For investments with a fair value below cost, the process includes evaluating: (1) the length of time and the extent to which the estimated fair value has been less than amortized cost for fixed maturity security securities, or cost for equity securities, (2) the financial condition, near-term and long-term prospects for the issuer, including relevant industry conditions and trends, and implications of rating agency actions, (3) the Company’s intent and ability to retain equity securities investment for a period of time sufficient to allow for recovery in fair value, (5) the intent to sell the debt security, (6) more likely than not will be required to sell the debt security before its anticipated recover, (6) the recoverability of principal and interest for fixed maturity securities, or cost for equity securities, and (7) other factors, as applicable. This process is not exact and requires further consideration of risks such as credit and interest rate risks. Consequently, if an investment’s cost exceeds its estimated fair value solely due to changes in interest rates, impairment may not be appropriate. Due to the subjective nature of the Company’s analysis, along with the judgment that must be applied in the analysis, it is possible that the Company could reach a different conclusion whether or not to impair a security if it had access to relevant information about the investee. Additionally, it is possible that the investee’s ability to meet future contractual obligations may be different than what the Company determined during its analysis, which may lead to a different impairment conclusion in future periods. If after monitoring and analyzing impaired securities, the Company determines that a decline in the estimated fair value of any available-for-sale or held-to-maturity security below cost is other than temporary, the carrying amount of the security is reduced to its fair value. The impairment is charged to operations and a new cost basis for the security is established.
The Company’s process for identifying and reviewing invested assets for other-than-temporary impairments during any quarter includes the following:

•	Identification and evaluation of securities that have possible indications of other-than-temporary impairment, which includes an analysis of all investments with gross unrealized investments losses that meet the Company’s quantitative thresholds.
•	Review and evaluation of any other security based on the investee’s current financial condition, liquidity, near-term recovery prospects, implications of rating agency actions, the outlook for the business sectors in which the investee operates and other factors. This evaluation is in addition to the evaluation of those securities with a gross unrealized investment loss that met the Company’s quantitative thresholds.
•	Consideration of evidential matter, including an evaluation of factors or triggers that may or may not cause individual investments to qualify as having other-than-temporary impairments; and
•	Determination of the status of each analyzed security as other-than-temporary or not, with documentation of the rationale for the decision.
We continue to review the investment portfolios under the Company’s impairment review policy. Given the current market conditions and the significant judgments involved, there is a continuing risk that further declines in fair value may occur and additional material other-than-temporary impairments may be recorded in future periods.
Obligations of Government-sponsored Enterprises, U.S. Treasury Securities and Obligations of U.S. Government Instrumentalities, Obligations of States of the United States and Political Subdivisions of the States, and Obligations of the Commonwealth of Puerto Rico and its Instrumentalities: The unrealized losses on the Company’s investments in obligations of government-sponsored enterprises, U.S. Treasury securities and obligations of U.S. government instrumentalities, obligations of states of the United States and political subdivisions of the states, and in obligations of the Commonwealth of Puerto Rico and its instrumentalities were caused by fluctuations in interest rate and not credit quality and general market conditions. In addition, most of these corporate bonds have investment grade ratings. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investment and the issuer has taxing authority. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company does to intend to sell the investments, it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, and because the Company expects to collect all contractual cash flows, these investments are not considered other-than-temporarily impaired.
Corporate Bonds: The unrealized losses of these bonds were principally caused by fluctuations in interest rates and general market conditions. The unrealized loss of each position represents between 0.5% and 12% of its book value. The estimated fair value of these corporate bonds has significantly improved during the nine months ended September 30, 2009. In addition, most of these corporate bonds have investment grade ratings. Because the decline in estimated fair value is principally attributable to changes in interest rates, the Company does not intend to sell the investments and its is not more likely than not that he Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, and because the Company expects to collect all contractual cash flows, these investments are not considered other-than-temporarily impaired.
Mortgage-Backed Securities and Collateralized Mortgage Obligations: The unrealized losses on investments in mortgage-backed securities and collateralized mortgage obligations (“CMO”) were caused by fluctuations in interest rates. The contractual cash flows of these securities, other than private CMOs, are guaranteed by a U.S. government-sponsored enterprise. The Company also has investments in private CMOs. Any loss in these securities is determined according to the seniority level of each tranche, with the least senior (or most junior), typically the unrated residual tranche, taking the initial loss. The investment grade credit rating of our securities reflects the seniority of the securities that we own. Because the decline in fair value is attributable to changes in interest rates and not credit quality, the foreclosure rate of these instruments is low, the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, and because the Company expects to collect all contractual cash flows, these investments are not considered other-than-temporarily impaired.

Common Stocks: Because these investments have been in an unrealized loss position for a period less than nine months, the issuer’s capital ratios are above regulatory levels, analyst target price is above market price as well as the book value as of September 30, 2009, the Company has the ability and intent to hold the investments until a market price recovery, these investments are not considered other-than-temporarily impaired.
Preferred Stocks: Because the estimated fair value of this investment has experienced a significant improvement during the past year, the issuer’s capital ratios are above regulatory levels, this particular instrument has a specified maturity, the issuer has continue to pay dividends on this instrument, this position accumulates interest should issuer decide to discontinue interest payments. and in other outstanding debt instruments, the issuer does not have the ability to call the security at a price lower than its stated value, the Company does not have the intent to sell the investment, and the Company has the ability to hold the investments until a market price recovery (which may be maturity), this investments is not considered other-than-temporarily impaired.
Perpetual Preferred Stocks: Because five of the six securities have been in an unrealized position for less than twelve months, the estimated fair value of two of these investments has experienced a significant improvement during the past year, the issuers’ capital ratios are above regulatory levels, analyst target price is above market price and book value as of September 30, 2009, the Company has the ability and intent to hold the investments until a market price recovery, these investments are not considered other-than-temporarily impaired.
Mutual Funds: The unrealized losses in the Company’s investment in mutual funds are in several mutual funds investing in fixed income securities. The unrealized loss of each position represents between 4% and 14% of its book value. To better understand the funds, the Company evaluated the invested assets that compose the funds, which are mostly fixed income obligations of the Puerto Rico and U.S. government or its agencies. As these mutual funds are invested in fixed income securities, they are susceptible to fluctuations in interest rates as well as supply and demand. In recent months there has been a very strong recovery in Puerto Rico obligations. However, the mutual funds did not follow this performance because there have been many sellers and few buyers, combined with poor liquidity. This relative underperformance versus Puerto Rico obligations has brought the market price of the funds closer to their net asset value, rather than trading at a premium. However, given the quality of the securities within the funds, the market value is expected to improve in line with an increase in demand for fixed income securities. Because the current valuations are lower than the funds’ underlying assets, the funds’ underlying assets are mostly on investment grade fixed income securities (mostly U.S. and Puerto Rico government and its agencies, which have been affected by general market conditions), the Company does not have the intent to sell the investment, and the Company has the ability to hold the investments until a market price recovery, these investments are not considered other-than-temporarily impaired.
Definitive Proxy Statement filed on Schedule 14A
Compensation Discussion and Analysis, page 17
Annual Cash Bonus, page 19
Comment 2
We note your proposed disclosure in response to comment 7 and your statement that “[t]he Company has not disclosed the net income goals pertaining to the Reform division, because this information is not otherwise publicly disclosed by the Company and the Company believes it would cause competitive harm to do so in the Proxy Statement.”
Please note, that in order to keep your performance metrics confidential pursuant to Instruction 2 to Item 402(e) of Regulation S-K you must submit an analysis supporting your conclusion that you are likely to suffer competitive harm if the information is disclosed. We are generally only willing to grant confidential treatment for performance goals if you demonstrate how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information, As such, please submit a detailed analysis, identifying the competitively harmful information and demonstrating how the information could be harmful to your company. To avoid the disclosure of the sensitive information in the analysis when our comment letters are released publicly, you should submit a confidential treatment request pursuant to Rule 83.
We have reconsidered our confidentiality treatment and will disclose the net income for the Reform division in our next Proxy Statement.
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Triple-S Management Corporation (the Company) acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
If you have any comments please do not hesitate to contact me at (787) 749-4113. My fax number is (787) 749-4091.
Sincerely,

/s/ Ramón M. Ruiz-Comas
Ramón M. Ruiz-Comas
President and Chief Executive Officer Triple-S Management Corporation